Exhibit 99.1
NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

Ended March 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(UNAUDITED)

	March 31,	June 30
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$7,065,869	$13,540,315
Amounts receivable	91,213	75,580
Marketable securities (Note 4)	240,000	126,000
Prepaid expenses	601,482	159,039
	7,998,564	13,900,934

Restricted cash (Note 6((a))	659,964	683,249
Capital assets (Note 5)	11,302,155	53,943
Interests in Geothermal Properties (Note 6)	44,389,582	25,180,575

	$64,350,265	$39,818,701

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$12,818,809	$2,938,540
Bank loan (Note 7)	15,671,750	-
	28,490,559	2,938,540

Asset Retirement Obligation (Note 8)	845,183	424,377
	29,335,742	3,362,917

SHAREHOLDERS' EQUITY
Share Capital (Note 8)	42,482,194	41,862,542
Contributed Surplus (Note 10)	4,597,467	4,557,978
Accumulated Other Comprehensive Income	95,642	50,642
Deficit	(12,160,780)	(10,015,378)
	35,014,523	36,455,784

	$64,350,265	$39,818,701

Commitments (Note 12)
Subsequent Events (Note 15)
Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	March 31,		March 31,
	2008	2007	2008	2007

Operating Expenses
Accounting and audit	$523	$11,229	$34,700	$33,879
Administration	245,050	78,938	567,701	151,372
Asset retirement obligation	5,256	-	15,867	-
Amortization	18,746	5,308	40,843	12,964
Consulting fees	51,130	116,008	214,364	254,440
Conventions and publishing	113,093	44,322	264,740	153,765
Foreign exchange loss (gain)	442,611	(26,319)	401,710	82,047
Investor relations	13,929	27,532	82,107	91,167
Insurance	14,599	11,681	46,012	68,593
Legal	27,008	79,391	126,246	104,264
News dissemination	7,992	7,885	21,161	15,365
Office expenses	40,765	11,161	107,618	55,128
Recruitment fee	-	-	131,200	-
Rent and telephone	44,906	17,813	107,198	52,452
Stock-based compensation	74,455	21,871	192,541	67,635
Transfer agent and regulatory fees	28,987	53,233	54,341	64,743
Travel and business development	9,864	23,774	109,566	84,573

	1,138,914	483,827	2,517,915	1,292,387

Other Income and Expenses
Interest income	70,216	77,213	261,968	286,480
Gain on sale of marketable securities	-	49,065	-	103,965
Option proceeds in excess of mineral property
costs	5,120	686	110,545	56,767

	75,336	126,964	372,513	447,212

Loss for the period	(1,063,578)	(356,863)	(2,145,402)	(845,175)

Deficit, beginning of period	(11,097,202)	(7,628,711)	(10,015,378)	(7,140,399)

Deficit, end of period	$(12,160,780)	$(7,985,574)	$(12,160,780)	$(7,985,574)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Weighted average number of common
shares issued and outstanding	77,361,808	59,438,499	77,078,753	56,137,178

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	March 31,		March 31,
	2008	2007	2008	2007

Cash flows from (used in) operating activities
Loss for the period	$(1,063,578)	$(356,863)	$(2,145,402)	$(845,175)
Items not requiring (providing) cash:
Amortization	18,746	5,308	40,843	12,964
Asset retirement obligation	5,256	-	-	-
(Gain) on sale of marketable securities		(49,065)	-	(103,965)
Marketable securities received as option payment	-	-	(69,000)	-
Foreign exchange (loss) gain on restricted cash	(26,574)	-	23,285	-
Recruitment fees	131,200	-	131,200	-
Stock-based compensation	74,455	21,871	192,541	67,635
Adjustments to reconcile net loss to
net cash used from (used in) operation activities
Decrease (increase) in amounts receivable	(50,019)	(72,216)	(15,633)	4,033
Increase (decrease) in accounts payable	(3,506,173)	(447,058)	(2,543,910)	(410,530)
(Increase) decrease in prepaid expenses	1,166	(36,954)	(442,443)	(112,118)

	(4,415,521)	(934,977	(4,828,519)	(1,387,156)

Cash flows used in investing activities
Mineral property interests	(439,848)	(1,258,315)	(11,074,947)	(12,333,152)
Proceeds from disposal of marketable securities	-	86,120	-	197,660
Restricted cash	-	(745,556)	-	(745,556)
Acquisition of capital assets	(6,412,290)	(7,485)	(6,578,130)	(25,701)

	(6,852,138)	(1,925,236	(17,653,077)	(12,906,749)

Cash flows from financing activities
Net proceeds from private placement	-	13,879,208	-	13,879,208
Bank loan	10,682,302	-	15,671,750	-
Stock options exercised	152,650	214,200	307,900	295,200
Share purchase warrants exercised	13,750	-	27,500	-

	10,848,702	14,093,408	16,007,150	14,174,408

Increase (decrease) in cash and cash equivalents	(418,957)	11,233,195	(6,474,446)	(119,497)

Cash and cash equivalents, beginning of period	7,484,826	4,764,400	13,540,315	16,117,092

Cash and cash equivalents, end of period	$7,065,869	$15,997,595	$7,065,869	$15,997,595

Cash and cash equivalents is comprised of:
Cash			$388,802	$1,123,566
Short-term deposits			6,677,067	14,874,029
			$7,065,869	$15,997,595

See accompanying notes to the consolidated financial statements

Supplemental Disclosure of Non-cash Investing Activities:

On January 18, 2008, the Company issued 160,000 shares at a deemed price of $0.82, for the acquisition of assets and hiring of certain employees (See Note 11).

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Net loss for the period	$(1,063,578)	$(356,863)	$(2,145,402)	$(845,175)

Other comprehensive income
Increase (decrease) in unrealized holding gains
on marketable securities	(84,000)	-	45,000	-

Comprehensive loss	$(1,147,578)	$(356,863)	$(2,100,402)	$(845,175)

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amount shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at March 31, 2008, the Company has a working capital deficit of $(20,491,995), and has accumulated losses totalling $12,160,780.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless otherwise noted.

In the opinion of the Company’s management these financial statements reflect all adjustments necessary to present fairly the Company’s financial position as March 31, 2008 and the results of its operations for the three and nine months then ended. It is suggested that these financial statements be read in conjunction with the June 30, 2007 audited financial statements and notes thereto. The results of operations for the nine months ended March 31, 2008 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.	NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i)	Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company’s financial statements include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income which is presented within shareholders’ equity in the balance sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at March 31, 2008 the Company has not designated any hedging relationships.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co.,

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	a)	Basis of Presentation and Consolidation (Cont’d)

incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC, incorporated in the State of Nevada, NGP Blue Mountain I LLC, incorporated in the State of Nevada, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated. The Company accounts for companies acquired, by the purchase method of accounting. This includes the results of those companies from the date of acquisition.

	b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

	c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

	d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of- production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

	e)	Option Proceeds Received On Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

	g)	Capital Assets and Amortization

Capital assets are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

Capital assets currently under construction will be amortized on a straight-line basis over the term of the related 20-year power purchase agreement. Commercial operations are expected to begin in early 2010. During the third quarter, the Company reclassified certain costs, from the prior two fiscal quarters, to capital assets from interest in geothermal properties.

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

	k)	Loss per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

	l)	Asset Retirement Obligations

Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	n)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the quarter end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

	o)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

	p)	Borrowing Costs

Borrowing costs, which include interest, legal fees, advisory fees, stand-by fees and commissions, are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development while activities are in progress.

4.	MARKETABLE SECURITIES

	March 31, 2008		June 30, 2007
	NUMBER OF		NUMBER OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp:
Cost – common shares,
net of foreign exchange	400,000	$144,358	300,000	$75,358
Unrealized gain recognized	-	95,642	-	50,642

	400,000	$240,000	300,000	$126,000

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

5.	CAPITAL ASSETS

	March 31, 2008	June 30, 2007

Property, Plant and Equipment -
Construction in Progress
Prepaid	$8,283,342	$-
Completed	2,792,976	-
	11,076,318	-
Computer Equipment	92,043	41,649
Field Equipment	128,889	14,446
Office Furniture and Equipment	57,208	31,314
Computer Software	40,889	18,883
	11,395,347	106,292
Accumulated amortization	93,192	52,349
	$11,302,155	$53,943

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company's geothermal property interests, all located in the U.S., are as follows:

	March 31, 2008	June 30, 2007
Blue Mountain Geothermal Project - Nevada	$43,787,662	$24,662,966
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	167,950	101,247
Crump Geyser - Oregon	433,970	416,362
	$44,389,582	$25,180,575

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

a) Blue Mountain Geothermal Project, Nevada,

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest, covers 4,445 hectares (10,984 acres) on 17 geothermal sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $659,964 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. This security deposit has been disclosed as restricted cash in these financial statements. The Company has placed on deposit with a Canadian Chartered Bank a deposit of US$645,000 as security for this letter of credit. The deposit currently earns interest at the rate of 1.7% per annum which accrues to the Company.

In December 2007, the Company received approval from United States Department of the Interior, Bureau of Land Management (“BLM”) for its Operations Plan and Utilization Plan for the Blue Mountain Geothermal Project. Approval is for lands located within the Blue Mountain Geothermal Unit Agreement area (which includes federal and private leases) and the rights-of-way for the electrical transmission line and power switching station.

Based on the environmental analysis and Finding of No Significant Impact, the Company is allowed to proceed with geothermal development operations. Work includes the construction of new well pads, access roads and temporary water wells for the purpose of drilling geothermal production wells and installation of production, re-injection, and fresh water pipelines in support of development facilities to operate a geothermal power plant.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

a) Blue Mountain Geothermal Project, Nevada (cont’d)

In November 2007, the Company executed a Large Generator Interconnection Agreement (“LGIA”) with Sierra Pacific Power Company (“SPPC”). The LGIA covers up to 75 megawatts (“MW”) of new electric generation in two phases from the Blue Mountain Geothermal resource. The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible.

In February 2008, the Company’s subsidiary, NGP Blue Mountain I LLC (“NGP I”), issued a US$20-million limited notice to proceed (“LNTP”) under a fixed-price, date- certain engineering, procurement and construction (“EPC”) contract to be signed with Ormat Nevada Inc. to supply and construct the phase 1 power plant of NGP's planned geothermal power development at Blue Mountain, Nevada. Ormat has begun detailed engineering design, and manufacturing and purchasing of certain long-lead items for Blue Mountain's Faulkner 1 geothermal power plant in order to meet the guaranteed substantial completion date of Dec. 31, 2009. Full release of the EPC contact is subject to finalizing of the financing for the project and is expected to occur before June 30, 2008.

In March 2008, the Company and Ormat Technologies Inc.'s subsidiary, Ormat Nevada Inc., have entered into an EPC with NGP I, for a 49.5 MW power plant, consisting of three Ormat energy converters at Blue Mountain's geothermal project in Nevada. The plant design incorporates Ormat's proprietary power generation technology with water-cooling for maximum efficiency.

The EPC contract value is US$76-million, of which US$20-million was released under the LNTP, in order to secure the guaranteed substantial completion date of December 31, 2009.

The EPC consists of three Ormat energy converter units, which are guaranteed to produce 16.5 MW (gross) each, totalling at least 49.5 MW (gross). The output of the power plant at Blue Mountain will meet the phase 1 power delivery requirements of the existing 20-year power purchase agreement between the Company and Nevada Power Co., with a reserve of excess power. The Company is currently in discussions with Nevada Power Co. for a phase 2 power contract, covering the reserve power.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED) a) Blue Mountain Geothermal Project, Nevada (cont’d) The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended March 31, 2008	Ended June 30, 2007
Acquisition
Property leases, permits and regulatory	$175,162	$77,154

Deferred exploration
Geological and geophysical	929,108	1,204,632
Non-geological consulting	61,574	219,237
Drilling	14,613,975	10,860,898
Feasibility study	-	101,966
Road Maintenance	-	520,800
Camp and field supplies	1,756,023	2,141,491
Reports and maps	38,780	14,420
Testing	418,466	2,204
Water analysis	-	91,644
Water rights	-	29,208
Borrowing costs	726,669	-
Provision for remediation	404,939	424,377

Costs incurred during the period	19,124,696	15,688,031

Balance, beginning of period	24,662,966	8,974,935

Balance, end of period	$43,787,662	$24,662,966

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

	b)	Pumpernickel Valley Geothermal Project, Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering

		13	km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with Ormat Nevada, Inc. (“Ormat”) whereby Ormat would transfer BLM Lease #074855 (378 hectares (934 acres)) to the Company and provide preferred equipment pricing for a one time fee of US$15,000 and a right of first refusal, for the Pumpernickel project equipment. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2,809 hectares (6,942 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

• 3½% of gross proceeds from electrical power sales (less taxes and transmission costs), • 5% of the gross proceeds of a sale of any substances in an arm’s length transaction • 2% of the gross proceeds from the sale of or manufacture there from of bi- products, • 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility • Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (“SGC”) will finance up to $5-million in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest.

On December 12, 2007, SGC signed an amendment to the option agreement to revise the earn-in schedule with NGP for the Pumpernickel geothermal land. The original option agreement was entered into on October 12, 2004 and amended on February 14, 2006. To date, SGC has issued 400,000 shares of stock and forwarded $1-million to Nevada Geothermal for Pumpernickel.

In order to complete their earn-in of the 50% joint venture interest in the Pumpernickel geothermal land, SGC is required to make remaining cash payments and to issue

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

	b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)

stock as follows: (a) pay the Company $70,000, (b) incur exploration and development expenditures totaling $4-million and (c) issue 200,000 common shares of SGC to the Company by December 15, 2008. At March 31, 2008, SGC had met its obligations under the contract.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
Acquisition	Ended March 31, 2008	Ended June 30, 2007
Property leases, permits and regulatory	$1,900	$10,710

Deferred exploration
Camp and field supplies	4,599	5,331
Drilling	59,066	-
Geological and geophysical	51,071	268,342
Non-geological consulting	1,379	3,893
Reports and maps	165	5,109
Water analysis	1,371	-
Sierra Geothermal funding and option payments	(119,551)	(293,385)

Costs incurred during the period	-	-

Balance, beginning of period	-	-

Balance, end of period	$-	$-

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km2 (10 mi2) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for US$1-million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

	c)	Black Warrior Peak, Nevada, U.S.A. (Continued) The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended March 31, 2008	Ended June 30, 2007
Acquisition
Property leases, permits and regulatory	$12,420	$15,168

Deferred exploration
Camp and field supplies	-	-
Geological and geophysical	54,253	857
Reports and maps	30	-

Costs incurred during the period	66,703	16,025

Balance, beginning of period	101,247	85,222

Balance, end of period	$167,950	$101,247

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	For the Nine Months	For the Year
	Ended March 31, 2008	Ended June 30, 2007
Acquisition
Property leases, permits and regulatory	$15,979	$17,307

Deferred exploration
Camp and field supplies	-	6,220
Geological and geophysical	1,629	28,498
Water analysis	-	816

Costs incurred during the period	17,608	52,841

Balance, beginning of period	416,362	363,521

Balance, end of period	$433,970	$416,362

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	BANK LOAN

On November 1, 2007, the Company's wholly owned and newly formed subsidiary NGP Blue Mountain I LLC (NGP I) closed a US$20-million bridge financing with Glitnir Banki hf (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

Glitnir extended the bridge loan facility of US$20-million for the continuing development of the up to 35 MW Blue Mountain, Faulkner I project in Nevada. The proceeds of the loan will finance further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs until construction financing for the power plant is in place.

Under the terms of the bridge loan, interest is charged on funds drawn on the credit facility, at the Company’s option, at an interest rate based upon either the 90 day LIBOR rate or the greater of the average of the overnight Federal funds transactions plus 0.5% and WSJ (Wall Street Journal) Prime rate plus a margin ranging from 2.25% to 4.25% per annum. NGP I will also pay Glitnir a commitment fee equal to 0.5% per annum on the undrawn funds for each day during the period from and including the date of the loan approval to the last day undrawn funds were available. An upfront fee was paid to Glitnir in the amount of US$250,000. NGP I has no obligation to make any payment of principal, interest or commitment fee prior to the earlier of: the closing of construction financing or November 1, 2008, unless it has not complied with the terms of the loan agreement.

As at March 31, 2008, NGP I has drawn US$15-million of the facility and incurred approximately US$316,409 in interest charges and commitment fees.

In connection with the LNTP contracted with ORMAT during February, the Company and Glitnir amended the loan agreement to grant a US$10-million letter of credit in favor of ORMAT. The letter of credit has the same term as the loan agreement and requires payments of a commitment fee of 0.5% per annum and a letter of credit fee of 4.25% per annum, payable quarterly.

8.	ASSET RETIREMENT OBLIGATION

The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $2,570,389 (2007 - $1,331,950). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 5.21% (2007 – 5.21%) and the inflation rate used is 3.08% (2007 – 3.08%).

	For the Nine Months	For the Year
	Ended March 31, 2008	Ended June 30, 2007
Opening Balance	$424,377	$-
Additonal liabilities incurred	404,939	424,377
Accretion expense	15,867	-
Balance	$845,183	$424,377

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	ASSET RETIREMENT OBLIGATION (CONTINUED)

The majority of costs attributed to these commitments and contingencies are expected to be incurred between 2008 and 2030 and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known Federal and local laws and regulations concerning environmental requirements.

9.	SHARE CAPITAL

a)	Authorized:	Unlimited voting common shares - no par value
25,000,000 first preferred shares - no par value (none issued)
25,000,000 second preferred shares - no par value (none issued)

b)	Common Shares Issued and Outstanding:

	SHARES	AMOUNT

Balance, June 30, 2006	53,202,171	$28,591,656

Issued for cash
Stock options exercised	545,000	295,200
Private placements, net of financing costs	23,077,000	12,842,679
Stock options exercised - stock option valuation	-	133,007

Balance, June 30, 2007	76,824,171	41,862,542

Issued For cash
Stock options exercised	537,000	307,900
Share purchase warrants exercised	25,000	27,500
Stock options exercised - stock option valuation	-	153,052

Issued for services	160,000	131,200

Balance, March 31, 2008	77,546,171	$42,482,194

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

As a finance fee, the company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60%

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

9.	SHARE CAPITAL (CONTINUED)

and a two year term for both the common share portion and the warrant portion.

During the nine month period ended March 31, 2008, the Company received proceeds of $307,900 from the exercise of 537,000 stock options. As well the Company received $27,500 from the exercise of 25,000 share purchase warrants.

The Company issued 160,000 common shares at a deemed price of $0.82 per share for a recruitment fee (see Note 10).

c)	Stock Options

During the nine month period ended March 31, 2008, the Company received $307,900 from the exercise of 537,000 stock options.

As at March 31, 2008, the following stock options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	MARCH 31	CONTRACTUAL	EXERCISE	MARCH 31
PRICE	2008	LIFE (YRS)	PRICE	2008

$0.28	378,000	0.55	$0.28	378,000
$0.35	180,000	0.91	$0.35	180,000
$0.54	117,000	1.51	$0.54	117,000
$0.65	3,575,000	4.01	$0.65	3,546,250
$0.80	250,000	4.34	$0.80	250,000
$0.81	80,000	4.51	$0.81	80,000
$0.90	1,473,000	2.80	$0.90	1,473,000
$1.12	50,000	2.96	$1.12	50,000
$1.15	255,000	4.67	$1.15	140,000
	6,358,000	3.43	$0.71	6,214,250

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

9.	SHARE CAPITAL (CONTINUED)

	c)	Stock Options (Continued)

A summary of the changes in stock options for the year ended June 30, 2007 and for the nine month period ended March 31, 2008 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71

Granted	3,927,000	0.65
Exercised	(545,000)	0.54
Cancelled/expired	(325,000)	0.90

Balance, June 30, 2007	6,540,000	0.68

Granted	585,000	0.95
Exercised	(537,000)	0.57
Expired	(230,000)	0.81

Balance, March 31, 2008	6,358,000	$0.71

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the nine month period ended March 31, 2008, the Company recorded $192,541 (2007 - $67,635) in stock based compensation for options granted.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	3.76 - 4.67%	4.17%
Expected life	1 - 2yrs	1yr
Expected volatility	57 – 66%	66%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.33	$0.21

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

9.	SHARE CAPITAL (CONTINUED)

	d)	Agents’ Units

As at March 31, 2008, the following agents’ units were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT MARCH 31,	CONTRACTUAL	AT MARCH 31,
	PRICE	2008	LIFE (YRS)	2008

April 28, 2008	$0.90	1,573,333	0.08	1,573,333
March 1, 2009	$0.65	1,846,160	0.92	1,846,160
		3,419,493	0.53	3,419,493

A summary of the changes in agents’ units for the year ended June 30, 2007 and for the nine month period ended March 31, 2008 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	UNITS	PRICE

Balance, June 30, 2006	1,573,333	$0.90

Granted	1,846,160	0.65
Exercised	-	0.00
Cancelled/expired	-	0.00

Balance, June 30, 2007	3,419,493	0.77

Granted	-	0.00
Exercised	-	0.00
Expired	-	0.00

Balance, March 31, 2008	3,419,493	$0.77

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

9.	SHARE CAPITAL (CONTINUED)

	e)	Share Purchase Warrants

As at March 31, 2008, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
WARRANTS	PRICE	DATE

13,000,000	$1.40	April 21, 2008
6,666,667	$1.40	April 28, 2008
3,850,000	$1.10	Februray 12, 2009
19,202,000	$1.10	Februray 28, 2009
42,718,667

A summary of the changes in share purchase warrants for the year ended June 30, 2007 and for the nine month period ended March 31, 2008 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, June 30, 2006	24,465,667	$1.31
Issued	23,357,000	1.10
Expired	(5,079,000)	(0.80)
Balance, June 30, 2007	42,743,667	1.24
Exercised	(25,000)	(1.10)
Balance, March 31, 2008	42,718,667	$1.24

f)        Escrow Shares

As at March 31, 2008, there are no shares held in escrow.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

10. CONTRIBUTED SURPLUS

	For the Nine Months	For the Year
	Ended March 31, 2008	Ended June 30, 2007

Balance, beginning of period	$4,557,978	$2,375,310

Compensation options and agents' units granted	192,541	1,279,145
Agents' units granted		1,036,530
Stock options exercised	(153,052)	(133,007)

Balance, end of period	$4,597,467	$4,557,978

11.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

During the nine months ended March 31, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	March 31,
	2008	2007

Consulting and wages	$295,960	$267,629
Director fees	$44,136	$22,000
Geothermal consulting	$693,184	$681,367
Rent	$11,613	$-
Recruitment fees	$131,200	$-
Capital assets	$102,143	$-

As at March 31, 2008, a total of $3,076 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and was to be renewed annually until rescinded. The contract was terminated on October 1, 2007

On October 1, 2007, the company entered into an employment contract with Mr. Brian Fairbank, President and CEO. Simultaneously, the company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (“FEL”). FEL was a consulting company owned by Mr. Fairbank. As consideration, the company has issued to FEL, 160,000 common shares at a deemed price of $0.82 per share and pay the balance of the purchase price in cash. The agreement was accepted by the TSX venture exchange on January 16, 2008.

On November 1, 2007 the Company paid the first portion of a financing success fee (US$ 400,000) contemplated by the January 12, 2007 financial advisory services Agreement with a director of the Company, as amended July 2, 2007. During February the Company paid the second portion of the success fee (US$200,000) in connection with the letter of credit issued to support the LNTP. The success fee may reach US $3-million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

12.	COMMITMENTS

The following are commitments at March 31, 2008 that are not otherwise disclosed elsewhere:

	a)	The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2008	$350,487
2009	$508,216
2010	$569,862
2011	$587,050
2012	$554,410
2013 and thereafter	$1,338,621
$3,908,646

b)	On October 1, 2007 the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

c)	The November 2007 LGIA Agreement commits the Company to provide a letter of credit by July 1, 2008 that can be drawn to reimburse SPPC for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse SPPC’s interconnection facilities capital expenditures, estimated to reach approximately US$700,000 during fiscal 2008. In February 2008 an Amendment to the LGIA Agreement resulted in a letter of credit commitment (US$1.37-million), expected to be issued July 1, 2008.

d)	In February 2008, the Company issued a US$20-million LNTP to Ormat Nevada Inc. for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of US$10-million.

e)	In January 2008, the Company retained CCM Consulting, a division of Cronus Capital Markets (CCM) Inc., to assist the company with information-based strategies to increase market efficiencies and overall liquidity.

The services to be provided by CCM will include the production of various forms of research coverage through CCM research (a division of CCM), ongoing media coverage, web-based as well as live investor presentations, and distribution and dissemination of research reports. NGP will be paying $42,500 for these services over the next 12 months.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(Expressed in Canadian Dollars)
(UNAUDITED)

13.	SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

14.	CONTINGENT LIABILITIES

The Company is disputing certain expenses with a former drilling contractor. The maximum amount under dispute approximates US$900,000. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the legal proceedings is not presently determinable.

15.	SUBSEQUENT EVENTS

Subsequent to March 31, 2008:

a)	On April 2, 2008, the Company received $234,000 from the exercise of 260,000 agents’ units at $0.90 per unit. The Company issued 260,000 shares and 260,000 share purchase warrants exercisable at $1.40 expiring April 21, 2008.

b)	On April 17, 2008, the Company received $1,182,000 from the exercise of 1,313,333 agents’ units at $0.90 per unit. The Company issued 1,313,333 shares and 1,313,333 share purchase warrants exercisable at $1.40 expiring April 21, 2008.

c)	On April 24, 2008, the Company arranged a private placement on a bought-deal basis, consisting of 10 million common shares at $1.00 per share for gross proceeds of $10 - million. The Company also agreed to grant the underwriters an option exercisable, in whole or in part, not later than 48 hours prior to the closing date to increase the size of the offering by up to an additional five million shares for gross proceeds of a further $5- million.

On May 16, 2008, the Company closed the private placement for gross proceeds of $15-million. The underwriters received a 6% cash commission together with an option (the “Compensation Option”) to acquire 1,050,000 shares at $1.00 per share for a period of 18 months for the date of close. The securities are subject to a four month hold period.

d)	On April 21, 2008, 13,260,000 share purchase warrants, exercisable at $1.40, expired.

e)	On April 28, 2008, 7,980,000 share purchase warrants, exercisable at $1.40, expired.

f)	On May 1, 2008, the Company issued a second LNTP under the fixed-price, date- certain EPC contract signed with Ormat to supply and construct the phase 1 power plant. The second LNTP was supported by a letter of credit issued by Glitnir in the amount of US$5-million.